Exhibit 99.1

HUSKY ENERGY REPORTS 2009 THIRD QUARTER RESULTS

Calgary, Alberta (October 21, 2009) – Husky Energy Inc. (TSX: HSE) reported net earnings of $338 million or $0.40 per share (diluted) in the third quarter of 2009, compared to $1.27 billion or $1.50 per share (diluted) in the same quarter of 2008. Adjusted Net Earnings for the third quarter were $325 million or $0.38 per share (diluted) compared to $1.27 billion or $1.49 per share (diluted) in the same quarter of 2008. Cash flow from operations in the third quarter was $452 million or $0.53 per share (diluted), compared with $2.00 billion or $2.35 per share (diluted) in the same quarter of 2008. Sales and operating revenues, net of royalties, were $3.90 billion in the third quarter of 2009, compared with $7.72 billion in the third quarter of 2008.

“This quarter’s financial performance reflects the global economic downturn. Commodity markets remain challenged in the third quarter of 2009, with oil prices down sharply from the same quarter in 2008 and natural gas prices at the lowest levels since 2002,” said Mr. John C.S. Lau, President & Chief Executive Officer of Husky Energy Inc. “Notwithstanding the economic conditions, Husky maintained its strong balance sheet and achieved solid financial results through consistent focus on financial discipline, operational efficiency and safety. The company has been successful in achieving its reduction in capital expenditure and operating costs. Commodity prices and financial markets are expected to remain volatile. Husky is well positioned to take advantage of its mega project developments as the environment improves.”

Financial Performance

Commodity prices and crack spreads were significantly lower in the third quarter of 2009 relative to the same period in 2008. The WTI benchmark crude oil price averaged U.S. $68.30 per barrel in the third quarter of 2009, compared to U.S. $117.98 per barrel in the third quarter of 2008. The NYMEX benchmark natural gas price averaged U.S. $3.39 per million British Thermal Units in the third quarter compared to U.S. $10.24 per million British Thermal Units in the third quarter of 2008. The WTI / Lloydminster Crude Blend heavy oil price differential was lower in the third quarter of 2009 at U.S. $10.26 per barrel, than the U.S. $18.34 per barrel in the same quarter of 2008. The New York Harbor 3:2:1 crack spread declined throughout the quarter to average U.S. $8.03 per barrel compared to U.S. $11.60 per barrel in the same quarter of 2008.

Total long term debt, including current portion and bank operating loans at September 30, 2009 was $3.31 billion compared with $1.96 billion at December 31, 2008. Debt to cash flow and debt to capital employed ratios at September 30, 2009 were 1.5 times and 18.7 percent respectively. The Company’s net debt at September 30, 2009 amounted to $2.07 billion.

Husky’s capital expenditure is in line with its 2009 capital budget with a focus on mid to long term project developments. In the third quarter of 2009, spending on capital projects was $517 million compared to $1.10 billion in the third quarter of 2008.

In the first nine months of 2009, net earnings were $1.10 billion or $1.29 per share (diluted), compared to $3.52 billion or $4.15 per share (diluted) in the same period of 2008. Adjusted Net Earnings were $1.14 billion or $1.34 per share (diluted) compared to $3.52 billion or $4.15 per share (diluted) in the first nine months of 2008. Cash flow from operations for the first nine months was $1.85 billion or $2.18 per share (diluted), compared with $5.62 billion or $6.61 per share (diluted) in the same period of 2008. Sales and operating revenues, net of royalties, were $11.47 billion, compared with $20.00 billion in the first nine months of 2008.

Upstream Segment

In the third quarter of 2009, total production averaged 276,200 barrels of oil equivalent per day compared with 355,900 barrels of oil equivalent per day in the third quarter of 2008. Total crude oil and natural gas liquids production was 187,000 barrels per day, compared with 256,200 barrels per day in the third quarter of 2008. Liquids production was lower due to reduced production from the Terra Nova field and the planned maintenance and satellite tie-in work in the White Rose oil field offshore Canada’s East Coast. Natural gas production in the third quarter was 535 million cubic feet per day compared with 598 million cubic feet per day in the same period of 2008. Gas production was lower mainly due to scale back of capital expenditures on drilling, well completions and tie-ins and shut-in production.

Production for the first nine months of the year averaged 311,600 barrels of oil equivalent per day compared with 355,100 barrels of oil equivalent per day in the first nine months of 2008. Crude oil and natural gas liquids production was 220,600 barrels per day, compared with 254,700 barrels per day in the same period of 2008. Natural gas production was 546 million cubic feet per day compared with 602 million cubic feet per day in the first nine months of 2009.

In Eastern Canada, the North Amethyst satellite development is continuing on schedule with production expected to come on stream in early 2010. The Company completed a successful 31 day planned turnaround at White Rose on the SeaRose FPSO (Floating Production, Storage and Offloading Vessel). The Southern production drill center remained shut down for a further 47 days to allow for the tie-in of the North Amethyst field facilities.

In August of 2009, Husky completed the delineation of the Liwan gas field on Block 29/26 in the South China Sea by successfully drilling and testing the third appraisal well, Liwan 3-1-4. The plan of development is being prepared with expected submission to partner and regulatory authorities in late 2009 / early 2010. Front end engineering design continues with first production targeted in 2013.

In the third quarter of 2009, work continued on the front end engineering and design for the first 60,000 barrels per day phase of the Sunrise Oil Sands Integrated Project. Good progress has been made in optimizing the project to reduce cost and the project is planned for sanction in 2010.

Midstream Segment

Lower operating costs at the Husky Lloydminster Upgrader in the third quarter were offset by the narrowing of heavy oil price differentials. Average synthetic crude oil production during the quarter was lower due to unplanned maintenance in July. Pipeline and other infrastructure investments continued to perform in line with expectations.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS

Downstream Segment

Husky’s downstream results performed better than in the same quarter of 2008. Husky’s total U.S. and Canadian refining throughput was 235,500 barrels per day, compared with 221,800 barrels per day in the same quarter of 2008.

Canadian downstream benefited from recovery in gasoline demand over the prior year and associated convenience store income partially offset by continuing weak commercial fuel demand and lower distillate margins. United States downstream performance was impacted by both the decline in the New York Harbor 3:2:1 crack spread throughout the quarter and a shift in the component margins, with distillate higher than gasoline toward the end of the quarter. The Lima and Toledo refineries produced more gasoline than distillates and altered their product yield in response to market conditions.

Toledo refinery on-stream availability commenced the quarter above plan levels. Engineering work continued on the refinery’s continuous catalytic regeneration reformer project to capture optimization opportunities. The plant surpassed one million hours without a “days away from work” incident and 5 million hours since the last lost time injury.

At Lima, on-stream availability remained strong as preparations continued for the major plant wide turnaround commencing in the fourth quarter of 2009. In the third quarter, Lima on-site contractors surpassed 5 million hours of work since the last lost time injury.

Husky’s asphalt business continues to perform well contributing a gross margin of $69 million in the third quarter of 2009 compared to $37 million in the third quarter of 2008.

Third Quarter

Performance

Highlights

—  Net Earnings: $338 million $0.40 per share

—  Cash flow from Operations: $452 million $0.53 per share

—  Sales and Operating Revenue: $3.9 billion

—  North Amethyst project on schedule for early 2010 production

—  SE Asia, Liwan appraisal wells successfully tested

—  Sunrise Front End Engineering approximately 60 percent complete

LEGAL NOTICE – FORWARD LOOKING INFORMATION

A full copy of Husky’s third quarter report to shareholders, including management’s discussion and analysis and the financial statements and notes (unaudited) can be obtained at www.huskyenergy.com/investorrelations/quarterlyreports.

Certain statements in this document are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, the forward-looking statements in this document include: 2009 capital expenditure guidance; East Coast production; oil sands development plans; Liwan development and production plans; and the Lima Refinery turnaround schedule. Although Husky believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov)

describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Husky Energy Inc. will host a conference call for analysts and investors on Thursday, October 22, 2009, at 4:15 p.m. Eastern time to discuss Husky’s third quarter results. To participate please dial 1-800-319-4610 beginning at 4:05 p.m. Eastern time.

Mr. John C.S. Lau, President & Chief Executive Officer, and other officers will be participating in the call.

A live audio webcast of the conference call will be available, for approximately 90 days, via Husky’s website, www.huskyenergy.com, under Investor Relations.

Media are invited to listen to the conference call.

—	Dial 1-800-597-1419 at 4:05 p.m. (Eastern Time).

A recording of the call will be posted at approximately 5:30 p.m. (Eastern Time)

—	Dial 1-800-319-6413 (dial reservation # 2658).

The Postview will be available until Friday, November 20, 2009.

Husky Energy is an integrated energy and energy-related company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com.

For more information about Husky Energy Inc. please visit our web site at www.huskyenergy.com or the SEDAR website at www.sedar.com.

For further information, please contact:

Investor Inquiries:

Sharon Murphy

General Manager,

Corporate Communications & Investor Relations

Husky Energy Inc.

403-298-6096

Patrick Aherne

Manager, Investor Relations

Husky Energy Inc.

403-298-6817

Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	4